Filed by New Beginnings Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: New Beginnings Acquisition Corp.

Commission File No. 333-256137

Date: June 16, 2021

Airspan Corporate Overview Video Script

The opportunity to capitalize on 5G deployments globally is compelling.

In 2020, total global 5G subscribers increased from 15 million to 400 million. By 2025, that number is expected to reach 3.4 billion. With the number of 5G wireless networks expected to nearly double from current levels by the end of 2021, operators are now rushing to build out 5G networks around the world, triggering significant capital expenditures.

With over 20 years of pure wireless experience, Airspan Networks is at the forefront of the industry and well-positioned for growth through its leadership in network densification and small cell technology – critical to 5G deployments. We are a U.S.-based provider of groundbreaking, disruptive software and hardware for 5G networks, and a pioneer in end-to-end Open RAN solutions. We have a track record of providing quality solutions to Tier 1 mobile network operators around the world, including Rakuten, Reliance Jio, and Softbank.

With over one million cells shipped to 1,000 customers in more than 100 countries, Airspan has global scale. By significantly investing in R&D to build high-performance Open RAN software, and mmWave & sub-6 GHz hardware, Airspan provides innovative, high-performance solutions that can take as little as minutes to deploy.

We believe Airspan is well positioned to accelerate 5G revenue and market share through its portfolio of 5G Open RAN, private networks, fixed wireless, and C.B.R.S. solutions. Upon completion of a business combination with New Beginnings Acquisition Corp., which is subject to customary closing conditions and expected to occur in Q3 2021, Airspan expects to become publicly traded under the ticker “MIMO”.

Airspan: 5G innovation, disruption, industry leadership